Exhibit (d)(5)

Lawrence D. Kingsley Chairman and Chief Executive Officer
IDEX Corporation
630 Dundee Road
Suite 400
Northbrook, IL 60062-2745
www.idexcorp.com
STRICTLY CONFIDENTIAL
July 23, 2010
Board of Directors
Microfluidics International Corporation
30 Ossipee Road
Newton, MA 02464
     Re: Exclusivity Agreement
Ladies and Gentlemen:
     This letter agreement (this “Agreement”) amends and restates our prior letter agreement dated June 8, 2010, and reflects our continued and updated understanding with respect to certain matters relating to our negotiations regarding a possible transaction (a “Transaction”) between IDEX Corporation (“IDEX”) and Microfluidics International Corporation (the “Company”), and certain binding agreements related thereto.
     So long as IDEX continues to proceed diligently toward a Transaction, including reasonably promptly completing its due diligence (which will have to be brought down prior to signing) and moving forward as quickly as reasonably practicable with the preparation and negotiation of Transaction-related agreements (all of the terms of which remain to be negotiated consistent with, or more favorable to the Company than, the terms of that certain letter from IDEX to the Company, dated June 8, 2010 (the “Letter”)) with the Company and the Company’s principal shareholders (such agreements not to include the necessary tender offer documents) (collectively, the “IDEX Transaction Activities”), then from the date hereof until 11:59 P.M., Central Standard Time, on September 30, 2010, subject to extension as set forth below (the “Exclusivity Period”), the Company agrees that it shall negotiate in good faith exclusively with IDEX and shall not, and it shall cause its affiliates and each of its and its affiliates’, directors, officers, employees and representatives not to, directly or indirectly, (A) initiate, solicit, encourage, discuss, negotiate or accept any inquiries, proposals or offers (whether publicly or otherwise and whether or not subject to conditions) with respect to (i) the acquisition, in a single transaction or a series of related transactions, of 5% or more of the outstanding shares of any class of equity securities or debt securities of the Company or its subsidiaries or any interests therein, (ii) the acquisition, in a single transaction or a series of related transactions, of 5% or more of the assets and properties of the Company or its subsidiaries or interests therein (on a consolidated basis), (iii) the merger, consolidation or combination of the Company or its subsidiaries, or (iv) the recapitalization, restructuring, reorganization, liquidation, dissolution or other extraordinary transaction with respect to the Company or its subsidiaries (each of the foregoing in clauses (i) through (iv), an “Alternative Transaction”), (B) provide information relating to the Company in connection with an Alternative Transaction, or (C) enter into any contract, agreement, arrangement or understanding concerning or relating to an Alternative Transaction, in each case with a party other than IDEX. In the event that the Company receives an unsolicited inquiry, proposal or offer with respect to an Alternative Transaction during the Exclusivity Period, or obtains information that such an inquiry, proposal or offer is likely to be made, the Company will provide IDEX with immediate notice thereof, which notice shall include the terms of, and the identity of the person or persons making, such inquiry, proposal or offer. The Company shall, and it shall cause its affiliates and each of its and its affiliates’ directors, officers, employees and representatives to, immediately terminate any and all discussions or negotiations with any third party with respect to, or that could reasonably be expected to lead to, an Alternative Transaction. The Company may only seek to terminate its exclusivity obligations under this Agreement by providing five (5) business days prior written notice of its belief that IDEX has discontinued the IDEX Transaction Activities and that the Company intends to terminate its exclusivity obligations hereunder, and IDEX has not cured such deficiency within such period.
     Global Strategic Partners, LLC (“GSP”), a wholly-owned subsidiary of Abraxis Bioscience, Inc. (“Abraxis”), is the holder of a convertible debenture of the Company in the principal amount of $5,000,000 and a common stock purchase warrant to purchase shares of the Company’s common stock. Abraxis entered into an Agreement and Plan of Merger, dated as of June 30, 2010 (the “Abraxis/Celgene Merger Agreement”), with Celgene Corporation (“Celgene”) and Artistry Acquisition Corp.
     The Company agrees that if Abraxis or Celgene has not entered into a tender and support agreement with IDEX in connection with the Transaction in a customary form, consistent with (or more favorable to Abraxis or Celegene than) the Letter, and reasonably satisfactory to IDEX prior to 11:59 P.M., Central Standard Time, on September 30, 2010, the Exclusivity Period shall be automatically extended for successive fifteen (15) day periods until such tender and support agreement is executed, delivered and received by IDEX or until one of the events set forth in clauses (x), (y) or (z) below occurs and the Expense Reimbursement Payment, if due, has been made.
     The Company agrees that so long as IDEX has pursued in good faith the completion of the Transaction, then, if (x) Celgene has not entered into a tender and support agreement with IDEX in connection with the Transaction in a customary form, consistent with (or more favorable to Celegene than) the Letter, and reasonably satisfactory to IDEX prior to 11:59 P.M., Central Standard Time, on the twentieth (20th) day after the Closing Date (as such term is defined in the Abraxis/Celgene Merger Agreement), or (y) Abraxis has not entered into a tender and support agreement with IDEX in connection with the Transaction in a customary form, consistent with (or more favorable to Abraxis than) the Letter, and reasonably satisfactory to IDEX prior to 11:59 P.M., Central Standard Time, on the fifteenth (15th) day following the announcement of the termination of the Abraxis/Celgene Merger Agreement, or (z) neither action set forth in clauses (x) or (y) has occurred prior to 11:59 P.M., Central Standard Time, on November 15, 2010, then in any of such cases, the Company shall reimburse IDEX for up to $200,000.00 (two hundred thousand dollars) of its outside legal fees and expenses incurred in connection with the Transaction, including the preparation and negotiation of the definitive agreement with respect to the Transaction, from and after July 26, 2010 (the “Expense Reimbursement Payment”). Payment of the Expense Reimbursement Payment shall be made by wire transfer of immediately available funds to an account designated in writing by IDEX, not later than two Business Days after delivery to the Company of notice of demand for payment of the Expense Reimbursement Payment setting forth in reasonable detail all such fees and expenses and the requirement for the payment thereof hereunder. In the event the Company shall fail to pay the Expense Reimbursement Payment when due, the Company shall reimburse IDEX for all costs and expenses actually incurred by IDEX (including outside legal fees and expenses) in connection with the collection of the Expense Reimbursement Payment, should IDEX prevail in a claim for collection thereof, together with interest on the full amount due from the date the Expense Reimbursement Payment was required to be made until the date of payment at a rate of 10% per annum, or, if lower, the maximum rate permitted to be charged by applicable law. Should the Company prevail in such claim referenced above, IDEX shall reimburse the Company for all costs and expenses actually incurred by the Company (including outside legal fees and expenses) in connection with defending itself against such claim.
     This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state, without regard to its conflicts of laws provisions. The parties hereto hereby agree that the federal or state courts located in the State of Delaware will have exclusive jurisdiction to hear and determine any dispute or controversy arising under or concerning this Agreement and the parties hereto hereby consent to such jurisdiction.
     If any provision or portion of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.
     This Agreement will survive until the receipt by IDEX of the Expense Reimbursement Payment as described above, if applicable, and will otherwise terminate immediately following the expiration or termination of the Exclusivity Period.
     Each party hereto acknowledges and agrees that no contract or agreement providing for a Transaction shall be deemed to exist, directly or indirectly, between the parties and their respective affiliates unless and until a definitive written agreement with respect to a Transaction has been executed and delivered by both the Company and IDEX. Each party hereto also agrees that unless and until a definitive written agreement with respect to a Transaction has been executed and delivered by the Company and IDEX, neither party, nor any affiliate thereof, will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this Agreement (except for the matters specifically provided herein regarding exclusivity, the

Expense Reimbursement Payment and the final five (5) paragraphs of this Agreement) or otherwise or by virtue of any written or oral expression with respect to such a Transaction by either party’s affiliates and each of its and its affiliates’ directors, officers, employees and representatives.
     For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto (whether delivered by facsimile, electronic transmission or otherwise). Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.
[Signature Page Follows]

     Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between the Company and IDEX as of the date first set forth above.
Sincerely,

IDEX Corporation
/s/ Lawrence D. Kingsley
Lawrence D. Kingsley
Chairman of the Board, President and Chief Executive Officer

Accepted and Agreed to,
Microfluidics International Corporation

By:	/s/ Michael C. Ferrara		, a duly authorized signatory
	Printed Name:	Michael C. Ferrara
	Title:	CEO